MDU RESOURCES GROUP, INC.
       COMPUTATION OF RATIO OF EARNINGS TO FIXED CHARGES
    AND COMBINED FIXED CHARGES AND PREFERRED STOCK DIVIDENDS

                              Twelve Months          Year
                                  Ended             Ended
                              June 30, 2005   December 31, 2004
                                    (In thousands of dollars)


Earnings Available for
 Fixed Charges:

Net Income (a)                   $213,025          $ 184,805

Income Taxes                      119,623             93,974
                                  332,648            278,779

Rents (b)                          10,664             10,194

Interest (c)                       56,408             59,101

Total Earnings Available
 for Fixed Charges               $399,720          $ 348,074

Preferred Dividend Requirements  $    685          $     685

Ratio of Income Before Income
 Taxes to Net Income                 150%               145%

Preferred Dividend Factor on
 Pretax Basis                       1,028                993

Fixed Charges (d)                  72,602             72,877

Combined Fixed Charges and
 Preferred Stock Dividends       $ 73,630          $  73,870

Ratio of Earnings to Fixed
 Charges                             5.5x               4.8x

Ratio of Earnings to
  Combined Fixed Charges
  and Preferred Stock Dividends      5.4x               4.7x


(a)  Net income excludes undistributed income for equity investees.

(b)  Represents interest portion of rents estimated at 33 1/3%.

(c) Represents interest, amortization of debt discount and expense on all indebtedness and amortization of interest capitalized, and excludes amortization of gains or losses on reacquired debt (which, under the Federal Energy Regulatory Commission Uniform System of Accounts, is classified as a reduction of, or increase in, interest expense in the Consolidated Statements of Income) and interest capitalized.

(d) Represents rents (as defined above), interest, amortization of debt discount and expense on all indebtedness, and excludes amortization of gains or losses on reacquired debt (which, under the Federal Energy Regulatory Commission Uniform System of Accounts, is classified as a reduction of, or increase in, interest expense in the Consolidated Statements of Income).